

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 26, 2010

Mr. Michael F. Biehl
Chief Financial Officer
Chart Industries, Inc.
One Infinity Corporate Center Drive, Suite 300
Garfield Heights, Ohio 44125

> **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Definitive 14A filed April 13, 2010**
> **File No. 1-11442**

Dear Mr. Biehl:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief